Spring 2023 Shareholder Engagement





Safe Harbor Statement



Some of the statements in this presentation, including those related to our goal of achieving net zero greenhouse gas emissions ("GHGe") for the full range of our operations by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 GHGe as anticipated; our reliance on third parties, whose actions are outside our control, to reduce our Scope 3 GHGe; and the lack of widely-accepted standards for measuring GHGe associated with underwriting, insurance and investment activities, as well as other factors discussed in our 2022 Annual Report on Form 10-K, our Quarterly Reports on Forms 10-Q, and other filings we make with the Securities and Exchange Commission. We assume no obligation to update this presentation, which speaks as of the date issued.

From time to time, The Hartford Financial Services Group, Inc. ("The Hartford") may use its website to disseminate material company information. Financial and other important information regarding The Hartford is routinely accessible through and posted on our website at https://ir.thehartford.com. In addition, you may automatically receive email alerts and other information about The Hartford when you enroll your email address by visiting the "Email Alerts" section at https://ir.thehartford.com.



The Board of Directors unanimously recommends that shareholders vote AGAINST the Green Century shareholder proposal

The Green Century proposal requests that the Board of Directors adopt and disclose a policy for the time bound phase out of The Hartford's underwriting risks associated with new fossil fuel exploration and development projects

This proposal inappropriately seeks to impose Green Century's strategy for addressing climate change on the Company, and it seeks to do so despite the fact that:

1. The Hartford has already established a strategy to address climate change and has been transparent about its progress.

2. The vast majority of shareholders demonstrably support The Hartford's energy transition approach.

3. The U.S. Securities and Exchange Commission has also rejected Green Century's approach as micromanagement.



The Hartford has already established a strategy to address climate change and has been transparent about its progress.

- In April 2022, The Hartford announced a 2050 net zero emissions goal across its business and operations *– one of only two U.S. P&C insurers to do so*.
- Since that date, The Hartford has communicated frequently on our approach, most recently in March 2023.
- While urgent, the energy transition is complex, dynamic and cannot be accomplished overnight with divestiture-based strategies that seek to exclude industry participants that are positioned to have the greatest impact.

The Hartford's Net Zero Journey

- ✓ New interim goal to reduce Scope 1 and 2 greenhouse gas emissions ("GHGe") by 50% by 2030 (using 2019 as a baseline year)
- ✓ Implementation of an ESG supply chain engagement program to help influence key business partners to report and reduce their GHGe
- ✓ Continued assessment of, and engagement with industry participants and organizations on, methodologies for measuring underwriting and investment portfolio GHGe
- ✓ Progress towards our goal of investing $2.5 billion in technologies, companies and funds that are advancing energy transition and addressing climate change
- ✓ Work in flight in our businesses to embed our ESG principles into our operations and to produce product solutions that will enable The Hartford to support the global energy transition



The vast majority of shareholders demonstrably support The Hartford's energy transition approach.

- This is the **second consecutive proposal from Green Century**, both targeting underwriting associated with/in support of new fossil fuel exploration and development.
- This year's proposal differs only in that it seeks a timebound rather than immediate prohibition on the targeted activities.
- *Last year, 91.2% of shareholders voted against the Green Century proposal.*

Following last year's proposal, we engaged with many of our largest shareholders prior to the vote and again last fall. Some common themes from our shareholders have been:

- ✓ The need to preserve business judgment and consider shareholder value in our actions
- ✓ Understanding that divesting from entire sectors – or moving carbon-intensive assets from public to private markets – will not advance progress towards net zero and reduces transparency and accountability
- ✓ Concern that blanket restrictions could be problematic for the larger economy
- ✓ An emphasis on a **pragmatic, transitional approach**





The U.S. Securities and Exchange Commission has also rejected Green Century's approach as micromanagement.

THE HARTFORD

- Green Century submitted an identical proposal at an insurance company peer.
- In considering a request to exclude the proposal, **the SEC concluded that it would not take action if the proposal was excluded on the grounds that it micromanages the company.**

"The Proposal requests the board adopt and disclose a policy for the timebound phase out of the Company's underwriting risks associated with new fossil fuel exploration and development projects, aligned with the Intergovernmental Panel on Climate Change's recommendation to limit global temperature rise to 1.5 degrees Celsius.

* * *

In our view, the proposal micromanages the Company."[1]

[1] https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/gcchubb032723-14a8.pdf (emphasis added)

The Hartford's proxy statement includes additional factors you should consider as you vote on the Green Century proposal.



➤ Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

➤ Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

➤ U.S. insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.



View pp. 72-74 of our proxy statement, included in the Appendix



Key Takeaways



➤ As a 213-year old insurer and asset manager, we view the transition to a greener society as a business imperative and are committed to progress.

➤ We will continue to forge an intentional and ambitious path towards our long-term strategic objectives, including net zero, while retaining a focus on shareholder value creation.

➤ As we progress, we commit to keeping stakeholders informed by being transparent about our progress, the challenges we face, and the opportunities we see.

X **THE HARTFORD'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE GREEN CENTURY PROPOSAL.**



Appendix



ITEM 4

SHAREHOLDER PROPOSAL THAT THE COMPANY ADOPT AND DISCLOSE A POLICY FOR THE TIME BOUND PHASE OUT OF UNDERWRITING RISKS ASSOCIATED WITH NEW FOSSIL FUEL EXPLORATION AND DEVELOPMENT PROJECTS

We have received notice of the intention of shareholder Green Century Capital Management Inc., on behalf of The Green Century Funds to present the following proposal at the Annual Meeting. In accordance with federal securities regulations, the text of the stockholder proposal and supporting statement appears below exactly as received, other than minor formatting changes. The contents of the proposal or supporting statement are the sole responsibility of the proponent, and we are not responsible for the content of the proposal or any inaccuracies it may contain. The Company will promptly provide the address of the proponent and the number of shares owned by it upon request directed to the Company's Senior Vice President and Corporate Secretary.

Whereas: The Intergovernmental Panel on Climate Change (IPCC) advises that greenhouse gas (GHG) emissions must reach net-zero by 2050 to limit warming to 1.5 degrees Celsius, thereby averting the worst impacts of climate change.

Experts agree that weather-related natural catastrophes are tied to the trend of increasing insured losses. Last year marked the fourth time in five years global insured losses exceeded $100 billion due to weather related disasters. Combined U.S. insured loss from natural catastrophes in 2020 and 2021 was $176 billion; the highest two-year total on record.

Despite The Hartford's goal to achieve net-zero emissions across all business lines by 2050, it continues to underwrite new risks for the fossil fuel industry. This puts it at odds with the scientific consensus that limiting warming to 1.5 degrees Celsius means that the world cannot develop new oil and gas fields or coal mines beyond those already approved for exploration and development. Existing fossil fuel supplies are sufficient to satisfy global energy needs, and developing new oil and gas fields would not produce in time to mitigate energy market turmoil resulting from the Ukraine War.

Without a policy to phase out underwriting new fossil fuel exploration and development, The Hartford may be subject to material risk related to:

- Climate: Fossil fuel emissions drive stronger and more frequent natural catastrophes challenging insurers' abilities to cover claims or offer policies in existing markets.
- Transition: Without early action toward an orderly transition to a low carbon economy, availability of capital for the insurance industry could drop precipitously.
- Competition: Twelve global insurers now restrict underwriting conventional oil and gas projects and/or companies, signaling responsiveness to climate risk.
- Reputation: Campaigns targeting US insurers' climate policies bring negative attention to the Company, and may adversely affect its ability to attract customers and employees.

Investors remain concerned that despite its net zero emissions by 2050 goal, the Company's efforts are not sufficiently aligned with the IPCC's 1.5 degrees Celsius no/low overshoot pathways, which describe the trajectories of GHG emissions reductions needed to stabilize the global climate.

RESOLVED: Shareholders request that the Board of Directors adopt and disclose a policy for the time bound phase out of The Hartford's underwriting risks associated with new fossil fuel exploration and development projects, aligned with the IPCC's recommendation to limit global temperature rise to 1.5 degrees Celsius.

Supporting Statement:

The board and management, in its discretion, should define the scope, time frames and parameters of the policy, with an eye toward:

- the well-accepted definition that new fossil fuel exploration and development projects include exploration for and/or development of oil, gas, and coal resources or reserves beyond those fields or mines that have already been permitted;
- the pathways and time frames set forth by the International Energy Agency's Net Zero by 2050 scenario or the IPCC's low/no overshoot scenarios

 The Board of Directors recommends that shareholders vote "**AGAINST**" this Proposal for the following reasons:

- The Hartford has established itself as a U.S. insurance industry leader in its commitment to address climate change through a proactive, balanced and pragmatic approach.

- Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

- Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

- U.S. insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.

- A strong majority and wide variety of stakeholders support The Hartford's energy transition approach.

After due consideration, the Board of Directors has reached the conclusion that the Proposal is not in the best interests of shareholders. In its net zero emissions journey, The Hartford has adopted a thoughtful approach to managing the global energy transition already underway and has committed to transparency for shareholders as to that approach. To that end, we have taken the opportunity to set out our approach for net zero and the energy transition on several occasions, and we will continue to do so.

The Proposal poses substantially the same issue that the same shareholder proposed last year, differing only in that it seeks a timebound rather than an immediate prohibition on the targeted activities. The essence of the Proposal remains the same; however, the proponent is seeking a commitment from the Board of Directors to adopt policies to ensure The Hartford's underwriting practices do not support new fossil fuel supplies. We appreciated the support shareholders provided last year for our position – with 91.2% of voted shares AGAINST the prior proposal.

We engaged actively with the shareholder proponent, both before and after this Proposal was submitted, in an attempt to find common ground in lieu of again putting this issue on the ballot. Those efforts were unfortunately unsuccessful. The proponent's belief that circumstances have changed since last year's vote in a light favorable to this Proposal is unsupported, as set out below.

The Hartford has established itself as a U.S. insurance industry leader in its commitment to address climate change through a proactive, balanced and pragmatic approach.

In April 2022, The Hartford announced a 2050 net zero emissions goal across its businesses and operations. That goal has animated a year of innovative work across the Company to drive measurable progress towards our efforts to address climate change and support the energy transition. Further, we've communicated frequently on our approach, most recently last month when we provided detail on:

- Our goal to reduce Scope 1 and 2 greenhouse gas emissions ("GHGe") by 50% by 2030 (using 2019 as a baseline year);

- The implementation of an ESG supply chain engagement program to help influence key business partners to report and reduce their GHGe;

- Our continued assessment of, and engagement with industry participants and organizations on, methodologies for measuring underwriting and investment portfolio GHGe;

- Our progress towards our goal of investing $2.5 billion in technologies, companies and funds that are advancing energy transition and addressing climate change; and

- The crucial work in flight in our businesses to embed our ESG principles into our operations and to produce product solutions that will enable The Hartford to support global energy transition.[1]

The Hartford's approach to the global energy transition is a driver of all of these initiatives. What is happening in the global economy is unprecedented and transformational. The greening of industry, and in particular of energy, is occurring on a scale larger than any one company - but requires the participation of all companies - with burgeoning investments into renewable energy and decarbonizing technologies. Any company looking to secure a future vital role as a market actor, and return shareholder value along the way, must navigate this global transition adeptly and with an understanding of its complexities and tradeoffs. This core value drives our strategy and efforts: while urgent, the energy transition is complex, dynamic and cannot be accomplished overnight with divestiture-based strategies that seek to exclude industry participants that are positioned to have the greatest impact. The balance of our collective energy future is shifting radically within sectors, and even within companies, to a greener blend. As a complex assessor of risk in all forms, The Hartford is positioning itself to support the transition through a proactive, balanced and pragmatic approach, with clear goals, transparency and accountability at the foundation.

Proscriptive approaches to address climate change fail to account for the complexities of the U.S. insurance system or the role the fossil fuel industry must play in energy transition. Divestitures and boycotts are not the optimal foundation to reach net zero.

The Proposal seeks that The Hartford establish a timetable to exit all business "associated with" new fossil fuel exploration and development. This vague and prohibitive idea has no place in a strategy geared to adapt to present and emerging complexity and would be counterproductive to the global goal of net zero. Meeting the energy transition challenge will require utilizing all of the tools and techniques that inform underwriting judgment, not fewer. Blanket prohibitions on The Hartford's ability to define our risk appetite do not account for the complexities of the issues involved in energy transition or the opportunities this paradigm shift presents to insurers like The Hartford that seek to support the many energy companies that are on the right path. Many of these energy companies have the technology, infrastructure, expertise and scale that are critical to global energy transition, and every company's participation in this journey is critical. Inability to secure insurance from public insurers will result in energy companies seeking insurance in private or overseas markets, where there may be less accountability to stakeholders.

The implication of the Proposal is that investors cannot put trust in the good efforts of a company on net zero without proscriptive policies, which we believe is inherently incorrect.

Recent geopolitical and economic events have underscored the need for insurers to remain pragmatic and flexible in their underwriting approach during the energy transition.

The Proposal points to recent world events – most notably the ongoing conflict in Ukraine – as having improved the prospects of a divestiture-driven energy strategy. We do not agree with this characterization. With all the market disruptions caused by the Ukraine war – including large-scale shifts in energy allocation priorities – pragmatism has proven to be ever more vital. A rigid approach in these times would have harmed the broader movement towards greener energy and net zero (goals we share with the proponent). We believe those seeking most earnestly to achieve progress must do so with more, not fewer, strategic tools at hand, and we believe recent world events have borne that out.

Insurers are operating in an increasingly complex regulatory environment, making a balanced and pragmatic approach to underwriting of vital importance.

ESG in general, and net zero in particular, has come under intense scrutiny and is subject to vigorous debate in the public policy sphere. The debate over the role of various industries and businesses in advancing ESG goals has drawn the attention of policymakers and regulators at all levels of government. As an insurance company doing business in all 50 states, The Hartford operates in a highly-regulated industry, and must ensure that our aspirations remain faithful to the unique manner in which our industry is regulated.

In doing so, The Hartford must forge its ESG and net zero pathways within a risk-based underwriting structure. Legislators and regulators at the state level are increasingly attuned to representations that insurers are making about ESG goals and whether the implementation of those goals match the dictates of existing insurance regulation. State regulators have two core mandates, protection of consumers and prudential regulation of insurance companies. State regulators have already raised concerns that prohibitions and proscriptive measures may undermine the risk-based underwriting model, potentially invoking consumer protection and prudential concerns. Accordingly, we have a responsibility to operate in a manner consistent with our regulatory scheme, making clear to regulators and other stakeholders that we can achieve our ESG goals, including net zero, and create long-term value by honing our underwriting judgment and business innovation to the task. The Proposal invites unnecessary regulatory risk that detracts from the work and the underlying mission, with no countervailing benefit to the Company, its stakeholders or an orderly global energy transition generally.

A strong majority and wide variety of stakeholders support The Hartford's energy transition approach.

As mentioned above, this Proposal poses the same question as last year's fossil fuel divestiture proposal by the same proponent. As such, we believe we have a fresh and robust sense of our shareholders' views on the matter raised by this Proposal. Specifically, we engaged with several major shareholders in the run-up to the vote on last year's proposal and yet more in our annual engagement initiative conducted in the fall. Even beyond the import of last year's vote, we have had the opportunity to consult with many of you on the energy transition and the potential role of proscriptive measures like the Proposal.

We value those engagements, and listen closely for conflicting or different thoughts and ideas we should take into account. But what we heard then, and continue to hear now, is validating – it is strong and firm support for our balanced and pragmatic approach to energy transition. That support comes from those of you most strongly associated with the ESG movement and net zero and those less so, in equal force. It also comes from key regulatory voices. Among the themes we continue to hear from our shareholders:

- The need to preserve business judgment and consider shareholder value in our actions

- Understanding that divesting from entire sectors – or moving carbon-intensive assets from public to private markets – will not advance progress towards net zero and reduces transparency and accountability

- Concern that blanket restrictions could be problematic for the larger economy

- An emphasis on a pragmatic, transitional approach

While the proponent has commendable motives, it is wedded to a strategy we do not believe to be in the best interest of The Hartford, its stakeholders or an orderly global energy transition.

Accordingly, our Board of Directors recommends a vote AGAINST the Proposal.

(1) Our net zero approach statement is available on our sustainability website at http://www.thehartford.com/about-us// environment under "The Hartford's Net Zero Approach."